FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RESEARCH IN MOTION REPORTS FIRST QUARTER RESULTS dated June 28, 2007	7

2.	Research In Motion Announces Effective 3-for-1 Stock Split dated June 28, 2007	1

DOCUMENT 1

June 28, 2007
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS FIRST QUARTER RESULTS

RIM Prepares To Ship 20 Millionth BlackBerry Handset

Waterloo, ON– Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported first quarter results for the three months ended June 2, 2007 (all figures in U.S. dollars and U.S. GAAP).

Revenue for the first quarter of fiscal 2008 was $1.082 billion, up 16.3% from $930.4 million in the previous quarter and up 76.5% from $613.1 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 76% for devices, 16% for service, 5% for software and 3% for other revenue.   During the quarter, RIM shipped approximately 2.4 million devices.

The total number of BlackBerry subscriber accounts in the quarter increased by approximately 1.2 million to over 9 million total subscriber accounts.

“We are starting fiscal 2008 with strong operating performance, including record revenue, earnings and subscriber results," said Jim Balsillie, Co-CEO at RIM. "After completing our first billion dollar quarter, we are now preparing to ship the 20 millionth BlackBerry handset this summer. This growth is a testament to our strong portfolio of products and services and our successful channel expansion. We look forward to the remainder of the year in which we anticipate continued growth within both North American and international markets.”

GAAP net income for the quarter was $223.2 million, or $1.17 per share diluted, as compared with net income of $187.4 million, or $0.98 per share diluted, in the prior quarter.  Adjusted net income excluding stock option expense of $5.3 million was $228.5 million, or $1.20 per share diluted.  The adjusted net income and earnings per share do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers.  These adjusted measures should be considered in the context of RIM’s GAAP results. This is the last quarter that RIM will be reporting net income and earnings per share adjusted for stock option expense.

Revenue for the second quarter of fiscal 2008 ending September 1, 2007 is expected to be in the range of $1.3-$1.365 billion.  Subscriber account additions in the second quarter are expected to be in the range of 1.325-1.375 million.  GAAP earnings per share for the second quarter are expected to be in the range of $1.37-$1.49 diluted or 45-49 cents per share diluted on a post-split basis, factoring the effective 3-for-1 stock split announced separately today.

The total of cash, cash equivalents, short-term and long-term investments was $1.56 billion as at June 2, 2007, compared to $1.41 billion at the end of the previous quarter, an increase of $150 million over the prior quarter.

Highlights of the First Quarter:

•	RIM opened new BlackBerry APIs to support growth in mobile applications.
•	RIM announced the BlackBerry Mobile Voice System (BlackBerry MVS) for seamless enterprise voice integration.
•	RIM announced a new BlackBerry application suite for Windows Mobile-based devices.
•	RIM announced the BlackBerry Plug-in for Microsoft Visual Studio.
•	RIM hosted the sixth annual Wireless Enterprise Symposium.
•	AT&T launched the red BlackBerry Pearl and the BlackBerry Curve in the U.S.
•	Verizon Wireless launched the BlackBerry 8830 World Edition in the U.S.
•	T-Mobile USA launched the BlackBerry 8800 in the U.S.
•	SunCom launched BlackBerry Pearl in the U.S.
•	Cincinnati Bell launched the BlackBerry Pearl in the U.S.
•	Rogers launched the red BlackBerry Pearl and the BlackBerry Curve in Canada.
•	Bell Mobility announced the BlackBerry 8830 World Edition in Canada.
•	O2 launched the BlackBerry Curve in the UK.
•	Vodafone launched the BlackBerry Curve in the UK and Spain.
•	Telefónica launched the BlackBerry Curve in Spain.
•	Bouygues Telecom launched the BlackBerry Curve in France.
•	T-Mobile launched the BlackBerry Curve in Germany and Austria.
•	SFR launched the BlackBerry 8800 in France.
•	Orange launched the BlackBerry 8800 in Poland, Romania and Slovakia.
•	Proximus launched the BlackBerry 8800 in Belgium.
•	TIM launched the white BlackBerry Pearl and the BlackBerry 8800 in Italy .
•	TDC launched the BlackBerry Pearl in Denmark.
•	Globul Launched the BlackBerry 8707g and BlackBerry Pearl in Bulgaria.
•	TMN launched the BlackBerry Pearl in Portugal.
•	Mobitel launched BlackBerry Internet Service in Slovenia.
•	Manx Telecom launched BlackBerry in Isle of Man.
•	MTC-Vodafone launched the BlackBerry Pearl and BlackBerry 8707v in Bahrain.
•	Fastlink launched the BlackBerry Pearl in Jordan.
•	MTN launched the BlackBerry Enterprise Solution in Nigeria.
•	Mobily launched the BlackBerry Pearl in the Kingdom of Saudi Arabia.
•	MTC launched BlackBerry in Kuwait.
•	Meditel launched BlackBerry in Morocco.
•	Nextel launched BlackBerry in Argentina and Brazil.
•	Telefónica Movistar launched the BlackBerry Curve in Chile.
•	TIM launched the BlackBerry Pearl in Brazil.
•	Telefónica Movistar launched the BlackBerry Pearl and the BlackBerry 8800 in Argentina and Colombia.
•	Telefónica Movistar launched the BlackBerry Pearl in Venezuela, Panama, Nicaragua, Salvador and Guatemala.
•	Telcel launched the white and red BlackBerry Pearl in Mexico.
•	Claro launched the white BlackBerry Pearl in Brazil and Peru.
•	Comcel launched the white BlackBerry Pearl in Colombia.
•	CTI launched the white BlackBerry Pearl in Argentina.
•	Porta launched the white BlackBerry Pearl in Ecuador.
•	Entel launched the BlackBerry Pearl in Bolivia.
•	TIM launched the BlackBerry Pearl in Brazil.
•	Cable and Wireless launched the BlackBerry Pearl and the BlackBerry 8800 in the Caribbean.
•	M3 launched the BlackBerry Pearl and BlackBerry 8800 in Bermuda.
•	UTS launched the BlackBerry Pearl and BlackBerry 8800 in Curacao and St. Martin.
•	Setar launched the BlackBerry Pearl in Aruba.
•	Digicel launched BlackBerry service in Guyana.
•	Digicel launched the BlackBerry 8800 in the Caribbean.
•	Hutch launched the BlackBerry 8800 in India.
•	Airtel launched the BlackBerry 8800 in India.
•	StarHub launched the BlackBerry 8800 in Singapore.
•	SingTel launched the BlackBerry 8800 in Singapore.
•	3Hong Kong launched the BlackBerry 8800 in Hong Kong.
•	CSL launched the BlackBerry 8800 and the white BlackBerry Pearl in Hong Kong.
•	SmarTone Vodafone launched the BlackBerry 8800 in Hong Kong.
•	Peoples launched the BlackBerry 8800 in Hong Kong.
•	Telstra launched the BlackBerry 8800 in Australia.
•	Optus launched the BlackBerry 8800 in Australia.
•	Vodafone launched the BlackBerry 8800 in Australia.
•	Smart launched the BlackBerry 8800 in the Philippines.
•	Dopod International Launched BlackBerry Connect v4.0.
•
BlackBerry ISV Alliance members continued to build upon the BlackBerry platform with a range of new products and services that help customers extend their wireless data strategies beyond wireless email.

Highlights Subsequent to Quarter End:
•	Sprint launched the BlackBerry 8830 World Edition in the U.S.
•	O2 launched the BlackBerry Curve in Ireland.
•	KPN launched the BlackBerry Curve in The Netherlands.
•	Sentel GSM launched BlackBerry in Senegal.
•	Comcel launched the BlackBerry 8800 and the red BlackBerry Pearl in Colombia.
•	CTI launched the red BlackBerry Pearl in Argentina.
•	Claro launched the red BlackBerry Pearl in Peru and Guatemala.
•	Porta launched the red BlackBerry Pearl in Ecuador.
•	Digicel launched the BlackBerry Curve in the Caribbean and El Salvador.
•	BTC launched the BlackBerry Pearl in Bahamas.
•	Telefónica Movistar launched the BlackBerry Pearl in Brazil and Mexico.
•	Entel PCS launched the BlackBerry 8800 in Chile.
•	DoCoMo Announced Japanese Text Input Support for BlackBerry.
•	3Hong Kong launched the red BlackBerry Pearl in Hong Kong.
•	Celcom launched the BlackBerry Pearl in Malaysia.

The replay of the company’s Q1 conference call can be accessed after 7 p.m. (eastern), June 28, 2007 until midnight (eastern), July 12, 2007.  It can be accessed by dialing 416-640-1917 and entering passcode 21221686#.   The conference will also appear on the RIM web site, live at 5:00 pm (eastern) and archived at http://www.rim.com/investors/events/index.shtml until midnight August 2, 2007.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur for RIM 212.515.1924 mconway@brodeur.com	Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com
###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s revenue and earnings expectations for the second quarter of fiscal 2008, anticipated growth in subscribers, anticipated gains in market share and growth during the current fiscal year, and plans relating to RIM and its carrier partners. The terms and phrases “anticipate”, “continued”, “continuing to”, “expected”, and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM’s intellectual property rights; risks related to RIM’s review of its historical option granting practices, the restatement of its previously filed financial statements as a result of the review, and regulatory investigations and litigation relating to these matters; RIM’s ability to enhance current products and develop new products; RIM’s reliance on carrier partners, third-party network developers and suppliers; and intense competition.  These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov) and RIM’s other public filings with the Securities and Exchange Commission and Canadian securities regulators.  These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Operations

	For the three months ended
	June 2, 2007	March 3, 2007	June 3, 2006
			(Restated)
Revenue	$1,081,911	$930,393	$613,116
Cost of sales	521,841	433,035	275,388
Gross margin	560,070	497,358	337,728

Gross Margin %	51.8%	53.5%	55.1%

Expenses
Research and development	74,934	67,321	51,822
Selling, marketing and administration	177,483	167,112	107,958
Amortization	23,795	22,021	16,071
	276,212	256,454	175,851

Income from operations	283,858	240,904	161,877

Investment income	16,447	14,794	12,051
Income before income taxes	300,305	255,698	173,928

Provision for income taxes
Current	130,166	33,232	9,234
Deferred	(53,081)	35,082	35,850

	77,085	68,314	45,084
Net income	$223,220	$187,384	$128,844

Earnings per share
Basic	$1.20	$1.01	$0.69
Diluted	$1.17	$0.98	$0.67

Weighted average number of common shares outstanding (000’s)
Basic	185,951	185,741	186,282
Diluted	190,354	190,253	192,026

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Balance Sheets

As at	June 2, 2007	March 3, 2007

Assets
Current
Cash and cash equivalents	$712,244	$677,144
Short-term investments	456,372	310,082
Trade receivables	718,357	572,637
Other receivables	57,560	40,174
Inventory	258,655	255,907
Other current assets	86,373	41,697
Deferred income tax asset	51,825	21,624
	2,341,386	1,919,265

Investments	394,138	425,652
Capital assets	524,639	487,579
Intangible assets	139,754	138,182
Goodwill	109,932	109,932
Deferred income tax asset	5,667	8,339
	$3,515,516	$3,088,949

Liabilities
Current
Accounts payable	$189,945	$130,270
Accrued liabilities	365,379	287,629
Income taxes payable	106,801	99,958
Deferred revenue	34,353	28,447
Current portion of long-term debt	304	271
	696,782	546,575

Long-term debt	6,895	6,342
Deferred income tax liability	43,962	52,532
Income taxes payable	28,297	-
	775,936	605,449

Shareholders’ Equity
Capital stock	2,104,068	2,099,696
Retained earnings	582,447	359,227
Paid-in capital	42,158	36,093
Accumulated other comprehensive income (loss)	10,907	(11,516)
	2,739,580	2,483,500
	$3,515,516	$3,088,949

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Cash Flows

	For the three months ended
	June 2, 2007	June 3, 2006
		(Restated)
Cash flows from operating activities
Net income	$223,220	$128,844

Items not requiring an outlay of cash:
Amortization	37,716	26,809
Deferred income taxes	(48,795)	33,205
Income taxes payable	28,297	-
Share-based compensation	5,300	4,984
Other	3,047	(913)
Net changes in working capital items	(23,487)	(93,901)

Net cash provided by operating activities	225,298	99,028

Cash flows from financing activities
Issuance of share capital	3,737	10,320
Excess tax benefits from share-based compensation	1,400	-
Repayment of long-term debt	(66)	(63)
Net cash provided by financing activities	5,071	10,257

Cash flows from investing activities
Acquisition of investments	(114,807)	(5,100)
Proceeds on sale or maturity of investments	25,321	17,880
Acquisition of capital assets	(66,753)	(44,065)
Acquisition of intangible assets	(9,739)	(22,091)
Business acquisitions	-	(38,878)
Acquisition of short-term investments	(287,758)	(778)
Proceeds on sale and maturity of short-term investments	260,718	79,987
Net cash used in investing activities	(193,018)	(13,045)

Effect of foreign exchange (loss) gain on cash and
cash equivalents	(2,251)	1,094

Net increase in cash and cash equivalents for the period	35,100	97,334
Cash and cash equivalents, beginning of period	677,144	459,540
Cash and cash equivalents, end of period	$712,244	$556,874

As at	June 2, 2007	March 3, 2007

Cash and cash equivalents	$712,244	$677,144
Short-term investments	456,372	310,082
Investments	394,138	425,652
	$1,562,754	$1,412,878

DOCUMENT 2

June 28, 2007

Research In Motion Announces Effective 3-for-1 Stock Split

Waterloo, Canada– Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, announced that its Board of Directors today approved a 3-for-1 stock split of the company’s outstanding common shares.  The 3-for-1 stock split will be implemented by way of a stock dividend whereby shareholders will receive two common shares of the company for each common share held.  The stock dividend will be payable on August 20, 2007 to common shareholders of record at the close of business on August 17, 2007.  The total number of common shares outstanding as of June 28, 2007 was 186 million.  Adjusting for the stock split, the total number of common shares outstanding will be 558 million.

Shareholders should retain their existing share certificates and not return their share certificates to the company’s transfer agent.  Share certificates representing the stock dividend will be mailed out on or about August 20, 2007 to registered shareholders as of the record date.  Non-registered shareholders’ brokerage accounts with be credited for the additional shares representing the stock dividend on or about the payment date.

RIM is ascribing essentially no monetary value to the stock dividend.  Accordingly, there will be no tax payable by Canadian or U.S. shareholders as a result of the dividend.  Shareholders are advised to contact their tax advisors for further information.

RIM’s common shares are expected to begin trading on a post-stock dividend basis on the Toronto Stock Exchange on August 15, 2007 and on Nasdaq on August 21, 2007.

Further details and answers to shareholder questions relating to the stock split will be available on RIM’s website at http://www.rim.com/investors/faqs/index.shtml.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	June 28, 2007	By:
(Signature)
Brian Bidulka Chief Accounting Officer